Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

                          TSX Venture Trading Symbol: TTA
                                 NASD OTCBB Trading Symbol: TITAF

0BNEWS RELEASE

Titan Trading Analytics Attracts New Team Member and Opens Regional Office

EDMONTON, ALBERTA - (October 14, 2008) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) and its wholly owned subsidiary, Titan Trading USA, are pleased to announce that it is adding a new team member, Manesh Patel, and opening a new Titan Atlanta Regional office. Mr. Patel performed roles in the field of Telecommunications that have included Sales Engineer, Support Engineer, Software Development, Business Development, and Manager of Engineering for companies such as Lucent Technologies.   He has twelve years of active trading experience in the equities, options, and futures markets.   In May 2007, Mr. Patel entered the financial industry by forming E.I.I. Capital Management. Mr. Patel holds a Series 3 license.  He also holds a Masters in Electrical Engineering with a minor in Economics from the University of Georgia Institute of Technology. In Addition, the Atlanta office is fully outfitted with redundant connections, back-ups, and Video conferencing systems.

Titan Trading USA LLC’s  Executive Vice President, Eric Davidson, says, “We are pleased to have attracted the caliber of talent that Manesh brings to Titan. Manesh will perform several key roles for Titan, among them are Product Testing, Sales and Sales Support.”

About Titan:

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture, analyze, and execute trades on real-time streaming and historical market tick data. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan's internally developed products and services are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO: HUkpowell@titantrading.comU
(780) 438-1239
HUwww.titantrading.comU

Or

Renmark Financial Communications
Barry Mire: HUbmire@renmarkfinancial.comUH
Victoria Stepanova: HUvstepanova@renmarkfinancial.comUH
T: (514) 939-3989
F: (514) 939-3717
HUwww.renmarkfinancial.comUH

This release may contain forward-looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.